Brush Engineered Materials Inc.
6070 Parkland Boulevard.
Mayfield Heights, OH 44124
216-486-4200

John D. Grampa	Direct Dial: 216-383-4905
Senior Vice President Finance
and Chief Financial Officer
July 2, 2010
VIA EDGAR
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549-4631

Attention:	Terence O’Brien
Jenn Do
Errol Sanderson
John Coleman

Re:	Brush Engineered Materials Inc.
Form 10-K for fiscal year ended December 31, 2009
Filed March 8, 2010
Definitive Proxy Statement on Schedule 14A filed March 25, 2010
Form 10-Q for the period ended April 2, 2010
File No. 1-15885
Ladies and Gentlemen:
          Brush Engineered Materials Inc., an Ohio corporation (the “Company” or “we,” “us” or “our”), is submitting this letter in response to the comment letter from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated June 22, 2010 (the “Comment Letter”), with respect to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2009, filed March 8, 2010, the Definitive Proxy Statement on Schedule 14A, filed March 25, 2010 and Form 10-Q for the period ended April 2, 2010.
          Below are the Company’s responses. For the convenience of the Staff, we have repeated each of the Staff’s comments before the corresponding response.
Form 10-K for the year ended December 31, 2009
Management’s Discussion and Analysis, page 23
1.	We note your statement on page 9 that various projects including the F-22 fighter aircraft have been canceled, which had and will have a negative impact on your sales. Please revise MD&A in future filings as appropriate to disclose the impact

Securities and Exchange Commission
July 2, 2010

of such project cancellations on your operating results, liquidity and financial position for the periods presented.
Response:
In future filings, we will disclose, as appropriate and to the extent estimable, the impact of project cancellations, if any, that are material to our operating results, liquidity or financial position for the periods presented.
Results of Operations, page 23
     2. We note the following quality and other issues and/or errors:
•	On page 24, a “manufacturing quality issue” related to the medical market which is also discussed on page 29.

•	On page 25, margins were reduced $5.7 million in 2007 as a result of “quality returns from a key customer and related rework and scrap costs.”

•	On page 30, a “quality issue and a change in material specifications” related to media applications contributed to decreased sales in the second half of 2007.

•	On page 30, a “$2.6 million sales correction” made in the first quarter of 2008 for “an error from 2007.”

•	On page 17 of the April 2, 2010 Form 10-Q, margin in the Beryllium and Beryllium Composites segment was lower in the first quarter 2010 despite a slight increase in sales because of “yield issues on certain products.”
In future filings, please better explain the nature of these issues, including how they were identified and resolved, the period(s) they affected as well as their impact on your operating results, liquidity and financial position.
Response:
In future filings, we will provide disclosure regarding the nature of any quality or other issues disclosed, if applicable, including the period(s) they affected as well as their impact, to the extent estimable, that are material to our operating results, liquidity or financial position.
Specialty Engineered Alloys, page 31
3.	For the basis of a materiality test, please forward to our engineer as supplemental information and not as part of your filing, an estimate of your Utah assets associated with the mining and milling of your bertrandite ore and internal and

Securities and Exchange Commission
July 2, 2010

external beryllium hydroxide sales revenues. This information should encompass your assets from your mining operation up to the point of your beryllium hydroxide sales.
Response:
Below is an estimate of our Utah assets associated with the mining and milling of our bertrandite ore and internal and external beryllium sales revenues.
The following assets associated with mining and milling of bertrandite ore were in place at the Company’s Utah operations as of December 31, 2009 (in thousands):

Inventories	$18,941
PP&E – net	6,774
Mineral resources and mine development – net	3,508
Other	196

Total	$29,419
These assets, which account for less than 5% of the Company’s total assets, are deployed to mine the ore and produce beryllium hydroxide.
Sales of beryllium hydroxide produced by these assets totaled $6.4 million in 2009 while inter-company transfers of hydroxide totaled $7.7 million. Sales of beryllium hydroxide were less than 1% of the Company’s total sales in 2009.
Financial Position, page 37
4.	We note your statement on page 41 that you were in compliance with all of your debt covenants as of December 31, 2009. If it is reasonably likely that you will not meet your financial covenants, please disclose in future filings the required minimum/maximum ratios or amounts for each of your financial covenants and the actual ratios or amounts achieved for each financial covenant as of the most recent balance sheet date. This disclosure will allow an investor to easily understand your current status in meeting your financial covenants. Refer to Sections 501.13.b.2 and 501.13.c of the Financial Reporting Codification for guidance. Also, disclose any known future changes to each covenant, and state whether you expect to be in compliance when such changes come into effect.
Response:
As of December 31, 2009 and as of the filing date of our Form 10-K for the year ended December 31, 2009, we did not believe that we were reasonably likely to be in breach of our debt covenants and there were no known pending changes to our debt covenants. In

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July 2, 2010

future filings, we will disclose further details on our debt covenants, including actual amounts versus required minimum/maximum ratios or amounts, if we are, or believe we are reasonably likely to be, in breach of our debt covenants. We will disclose, to the extent applicable, any known future changes to each covenant and whether we expect to be in compliance when such changes come into effect.
Ore Reserves, page 44
5.	In your discussion of ore reserves we note you define a probable reserve as ‘‘the estimated quantities of ore known to exist, principally at greater depths, but prospects for commercial recovery are undeterminable.” Please revise your disclosure to incorporate a probable reserve as defined by Section (A) (3) of Industry Guide 7.
Response:
Our probable reserves as disclosed in our Form 10-K for the year ended December 31, 2009 were determined in accordance with Industry Guide 7. In future filings, we will change the disclosed definition of probable reserves to incorporate the definition of “probable reserves” included in Industry Guide 7.
Quantitative and Qualitative Disclosures About Market Risk, page 48
6.	Please revise future filings to disclose your strategies employed to manage exposure related to the price of natural gas and electricity. In this regard, we note your disclosures on page 12.
Response:
In future filings, we will disclose our strategies employed to manage exposure related to the price of natural gas and electricity, which disclosure we expect will include a discussion of the use of fixed price contracts.
Consolidated Statements of Income. page 54
7.	We note the net loss incurred in 2009. As such, in future filings please revise the title of these statements accordingly.
Response:
In future filings, we will revise the title of our consolidated statement of income to reflect a loss, if applicable.

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July 2, 2010

Consolidated Statements of Shareholders’ Equity, page 57
8.	Please revise future filings to clarify the nature of the line item/column ‘‘Other equity transactions.” Provide quantification of material items therein.
Response:
For the periods presented, “Other equity transactions” consisted largely of transactions associated with our directors’ deferred compensation plan. In future filings, we will clarify the nature of the line/item column “Other equity transactions” by identifying and quantifying material items contained therein, as necessary.
Note G- Leasing Arrangements, page 67
9.	Please revise future filings to disclose whether you are in compliance with the restrictive covenants under your facility lease.
Response:
As of December 31, 2009 and as of the filing date of our Form 10-K for the year ended December 31, 2009, we were in compliance with the restrictive covenants under our facility lease. In future filings, we will disclose whether we are in compliance with the restrictive covenants under our facility lease.
Other
10.	You disclose on page 15 that as a holding company, you are dependent upon dividends or other intercompany transfers of funds from your subsidiaries and that the payment of dividends and other payments to you by your subsidiaries may be restricted by, among other things, applicable corporate and other laws and regulations, agreements of the subsidiaries and the terms of our current and future indebtedness. Please tell us how you considered the requirements under Rule 5-04 to provide Schedule I condensed parent only financial statements. Refer to Rule 4-08(e)(3) for a discussion of the computation of restricted net assets and an illustration of its application.
Response:
Rule 5-04 of Regulation S-X requires a financial statement schedule containing condensed parent company data to be filed when the restricted net assets of consolidated subsidiaries exceed 25% of consolidated net assets as of the end of the most recently completed fiscal year. Pursuant to Rule 4-08(e)(3) of Regulation S-X, “restricted net assets” is defined as the “amount of the registrant’s proportionate share of net assets (after intercompany eliminations) reflected in the balance sheets of its consolidated and unconsolidated subsidiaries as of the end of the most recent fiscal year which may not be transferred to the parent company in the form of loans, advances or cash dividends by the

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July 2, 2010

subsidiaries without the consent of a third party (i.e., lender, regulatory agency, foreign government, etc.).” Where restrictions on the amount of funds which may be loaned or advanced differ from the amount restricted as to transfer in the form of cash dividends, the amount least restrictive to the subsidiary shall be used.
The Company concluded that Schedule I under Rule 5-04 of Regulation S-X was not required to be included in the Form 10-K for the period ended December 31, 2009 based on the following considerations:
•	The requirements of Rule 5-04 of Regulation S-X are triggered only if third-party consent is required for an upstream movement of assets from the relevant consolidated subsidiary to the parent.

•	As of the end of each of the periods covered in the Form 10-K, the Company’s consolidated subsidiaries were not subject to any restrictions that prevented them from transferring funds in the form of loans, advances or cash dividends to the Company without the consent of a foreign government, regulatory agency, lender or other third party.

•	Accordingly, the Company confirms that as of the end of each of the periods covered in the Form 10-K, the restricted net assets of consolidated subsidiaries did not exceed 25% of consolidated total assets.
The risk factor on page 15 was intended to highlight the fact that, due to its status as a holding company, the Company conducts all of its operations through subsidiaries and that, accordingly, its ability to pay cash dividends to shareholders depends on the results of operations and financial condition of its subsidiaries and the ability of its subsidiaries to make dividend payments or other cash distributions; as the Company’s subsidiaries are located in a variety of jurisdictions, the Company can give no assurances that its subsidiaries will not face transfer restrictions in the future.
Consent
11.	Please amend your Form 10-K to provide a signed auditors’ consent. We note the current Exhibit 23 does not contain a conformed EDGAR signature. Please ensure the amended Form 10-K contains a prominent explanatory note in the forepart, clearly explaining the reason for the amendment.
Response:
We acknowledge the Staff’s comment and will ensure that our auditor’s consents are signed in future filings. The signature was inadvertently omitted from the final draft of the auditor’s consent filed with our Form 10-K for the year ended December 31, 2009. We respectfully request to provide to the Staff a copy of the original signed auditor’s

Securities and Exchange Commission
July 2, 2010

consent on a supplemental basis and to not amend our Form 10-K for the year ended December 31, 2009.
Definitive Proxy Statement on Schedule 14A
12.	We note your disclosure in response to Item 402(s) of Regulation S-K. Please describe the process you undertook to reach the conclusion that disclosure is not necessary.
Response:
In 2009, at the direction of our Board of Directors and the Compensation Committee, management conducted a comprehensive review and evaluation of the risks arising from the compensation polices and practices applicable to all of our executive and non-executive employees. The assessment was conducted under the Company’s overall enterprise-wide risk management process and included a detailed qualitative and quantitative analysis of the risks related to the compensation policies and practices for all of our executive and non-executive employees.
Under the enterprise-wide risk management process, each element of the Company’s compensation policies and practices was analyzed for risks related to such element of compensation, including any links between behaviors and/or decisions driving compensation amounts and changes in the Company’s risk profile. Further, each element was reviewed to identify controls and/or attributes mitigating or aggravating such risks. Risk mitigating controls and attributes identified during the risk assessment included both entity level risk controls (such as corporate governance structure, approval authority guidelines and risk authority guidelines) and compensation risk controls and attributes (such as the oversight of the executive compensation programs by the Compensation Committee, the mixture of annual and long-term incentives, the use of performance-based annual and long-term incentives, the use of multiple performance measures in both the annual and long-term incentive programs, the mix of financial and non-financial measurements and targets in the Management Performance Compensation Plan, Compensation Committee discretion (including negative discretion) regarding targets and payouts, and recoupment). Finally, the likelihood and potential impact of the compensation risk were assessed.
Based on its review of the results of this compensation risk assessment, and after being updated on the new disclosure requirements under Item 402(s) of Regulation S-K, the Compensation Committee and management concluded that no disclosure was required under Item 402(s) of the Regulation S-K for the Company’s 2010 proxy statement. As part of the 2010 enterprise risk management review, the Compensation Committee and management will review our compensation policies and practices with respect to executive and non-executive employees to ensure that the compensation program continues to align the interests of our employees with those of our shareholders and does not create any unnecessary or excessive risk.

Securities and Exchange Commission
July 2, 2010

13.	Please disclose whether, and if so how, your nominating committee considers diversity in identifying nominees for director. See Item 402(c)(2)(vi) of Regulation S-K.
Response:
In evaluating candidates to recommend to the Board of Directors, the Governance and Organization Committee’s charter requires it to consider such factors as it deems appropriate, consistent with the Company’s Policy Statement on Significant Corporate Governance Issues. These factors are as follows:
•	broad-based business, governmental, non-profit, or professional skills and experiences that indicate whether the candidate will be able to make a significant and immediate contribution to the Board’s discussion and decision making in the array of complex issues facing the Company;

•	exhibited behavior that indicates he or she is committed to the highest ethical standards and the values of the Company;

•	special skills, expertise, and background that add to and complement the range of skills, expertise, and background of the existing directors;

•	whether the candidate will effectively, consistently and appropriately take into account and balance the legitimate interests and concerns of all our shareholders and other stakeholders in reaching decisions; and

•	a global business and social perspective, personal integrity and sound judgment. In addition, directors must have time available to devote to Board activities and to enhance their knowledge of the Company.
As part of the analysis of the foregoing factors, the Governance and Organization Committee considers whether the candidate enhances the diversity of the Board of Directors. Such diversity includes professional background and capabilities, knowledge of specific industries and geographic experience, as well as the more traditional diversity concepts of race, gender and national origin. Although the Company does not have a formal policy regarding diversity, in future filings the Company will disclose how diversity is considered by the Governance and Organization Committee as part of its analysis of the factors contained in the Company’s Policy Statement on Significant Corporate Governance Issues.
2009 Summary Compensation Table, page 28
14.	The disclosure in footnote (3) to the 2009 Summary Compensation Table indicates that-you have included in the “Stock Awards” column amounts that represent the grant date fair value of performance restricted shares. We are not

Securities and Exchange Commission
July 2, 2010

able to locate any disclosure in the Grants of Plan-Based Awards table that corresponds to performance-based restricted stock awards having been granted in 2009. Please advise.
Response:
For Messrs. Hipple, Grampa and Skoch, $887,692, $256,246 and $268,320, respectively, were included in the “Stock Awards” column amounts for 2009 representing the grant date fair value of performance restricted shares; however, these amounts related to performance restricted shares granted in 2007 and should have been included in the 2007 amounts. In our proxy statement for our 2010 annual meeting, we will correct the “Stock Awards” column amounts for 2009 contained in the 2010 Summary Compensation Table and we will include a footnote to indicate the reason for the change.
Form 10-Q for the period ended April 2, 2010
Financial Position, page 20
15.	You disclose that while accounts receivable increased $29.4 million during the first quarter, the percentage increase in the level of receivables was less than the percentage growth in sales in the first quarter 2010 from the fourth quarter 2009 due to an improvement in the average collection period. Given the significant impact receivables have on your operating cash flows, please revise future filings to disclose days sales outstanding and explain material fluctuations therein.
Response:
In future filings, we will disclose days sales outstanding and explain material fluctuations therein, if applicable.
Off-balance Sheet Arrangements and Contractual Obligations, page 22
16.	You state there have been no substantive changes in the summary of contractual obligations under long-term debt agreements, operating leases and material purchase commitments as of April 2, 2010 from the year-end 2009 totals as disclosed on page 41 of our Annual Report on Form 10-K for the year ended December 31, 2009. In light of your $50 million increase in long-term debt during this quarter, please consider the appropriateness of this statement in future filings.
Response:
The $50 million increase in long-term debt represented additional borrowings under our existing credit facility in the ordinary course of business. The statement regarding “no substantive changes in the summary of contractual obligations under long-term debt agreements, operating leases and material purchase commitments” was intended to

Securities and Exchange Commission
July 2, 2010

indicate that we had not entered into any new contractual agreements or other contractual obligations regarding debt. In future filings, we will clarify any such statement and will ensure that any material changes outside the ordinary course of our business in the table of contractual obligations are adequately disclosed.
*       *        *
          We acknowledge that:
•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
          If you have any questions regarding these matters, please do not hesitate to contact the undersigned at (216) 383-4905.

Sincerely,
/s/ John D. Grampa
John D. Grampa
Senior Vice President Finance and Chief Financial Officer